SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

First oil in the Tupi Pilot Project

Rio de Janeiro, October 27 2010 – Petróleo Brasileiro S.A. - Petrobras announces that it will start tomorrow at the FPSO Cidade Angra dos Reis, the first definitive production system installed in the Tupi area, in the Santos Basin pre-salt cluster.

The FPSO (oil and gas floating production, storage, and offloading system) is initially connected to the RJS-660 well, which will undergo technical testing until the Declaration of Commerciality (DC) is made for the field, slated for late December, when the process of interconnecting it to other producing wells will be completed and the Tupi area will enter the production development phase.

It is installed in an area near the FPSO Cidade de São Vicente, which has been performing the Extended Well Test (TLD) for Tupi since May of last year and has already produced about seven million barrels of oil. The pilot system, whose activities will begin after the DC, will complement the technical data collected by the TLD with critical information about the reservoir and the production. These data are essential to design the future units that will operate in the pre-salt. It will also contribute both to improve the well construction and subsea production collection projects, and to assess how different recovery methods (oil extraction) perform in the reservoir.

The unit will produce light, high commercial value oil and will kick-off the final Tupi production system, which will collect basic technical information for the development of large accumulations of oil discovered in recent years in that sedimentary basin.

The consortium that is undertaking the production in the BMS-11 block, where the Tupi oil accumulation is located, is formed by Petrobras, which is the operator, holding 65% of exploration rights, BG Group (25%), and Galp Energia (10%).

Declaration of Commerciality

With the completion of the TLD and the drilling of additional exploratory wells, Petrobras will send the Final Assessment Report for the Tupi area, together with the Declaration of Commerciality for the field, to the National Petroleum Agency (ANP).

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

To date, nine wells have already been drilled in that accumulation, with excellent results for the company. The ninth exploratory well, completed last week, confirms the field's high light oil and natural gas recovery potential, which the company estimates between 5 and 8 billion barrels of oil equivalent. This well also proved that the oil accumulation not only extends to the far south of the Assessment Plan area, but also that the oil-bearing reservoir is about 128 meters thick, reducing hydrocarbon volume estimate uncertainties in the area. Two more wells are scheduled to be drilled by late December.

Technical Features

The FPSO Cidade de Angra dos Reis, chartered from Modec, is moored at a water depth of 2,149 meters and is capable of producing up to 100,000 barrels of oil and to process up to five million cubic meters of gas per day. At the peak of production, six oil-producing wells, a gas injector well, a water injector, and another injector that can inject water and gas, alternately, will be connected to the vessel.

The oil that is produced will be transferred to land on shuttle tankers. The gas will be separated from the oil in the FPSO'S facilities. A part may be used for on board power generation, while there will be two uses for production surplus: it may be reinjected into the oil reservoir in the production process or exported to shore via a gas pipeline that will connect the FPSO to the Mexilhão platform, which operates a gas field in shallow waters in the same basin. From Mexilhão, the gas will flow to the Monteiro Lobato Gas Treatment Unit, which is currently under construction in the city of Caraguatatuba (state of São Paulo), to be treated before being shipped off to the consumer market.

Storage Capacity:	2 million barrels
Total Length:	330 meters
Width:	58 meters
Total Draft:	19 meters
Crew:	100 crew members
Oil Processing:	100,000 bpd
Water Processing:	90,000 bpd
Gas Compression:	5 million cubic meters/day

Anchoring System:	Spread Mooring, with 24 mooring lines

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.